UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G 105

(CUSIP Number)

Lori D. Mills

Tao Capital Management LP

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

(415) 549-4970

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536G 105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tao Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,671,664
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,671,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,664
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.76% (1)
14	TYPE OF REPORTING PERSON* (see instructions) PN

(1)

Calculated based on the 151,681,314 shares of the Common Stock, par value $0.0001 per share (the “Common Stock”) of GreenLight Biosciences Holdings, PBC (the “Issuer”) outstanding as of May 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023 (the “Form 10-Q”).

CUSIP No. 39536G 105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tao Invest III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 834,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 834,817

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 834,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.55% (1)
14	TYPE OF REPORTING PERSON* (see instructions) OO

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Form 10-Q.

CUSIP No. 39536G 105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tao Invest V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,836,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,836,847

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,836,847
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.25% (1)
14	TYPE OF REPORTING PERSON* (see instructions) OO

(1)	Calculated based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Form 10-Q.

Item 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Common Stock (“Common Stock”) of GreenLight Biosciences Holdings, PBC, a Delaware corporation. The address of the principal executive offices of GreenLight Biosciences Holdings, PBC is 200 Boston Avenue, Medford, Massachusetts 02155. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)

This Schedule 13D is filed by Tao Capital Management LP (“TCM”), Tao Invest III LLC (“Tao Invest III”), and Tao Invest V LLC (“Tao Invest V”). TCM is the manager of Tao Invest III and Tao Invest V. TCM, Tao Invest III, and Tao Invest V are collectively, the “Reporting Persons”.

(b)	The address of the Reporting Persons is 1 Letterman Drive, Suite C4-420, San Francisco, CA 94129.

(c)	The principal business of the Reporting Persons is investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of TCM, Tao Invest III, and Tao Invest V was organized in the state of Delaware.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partner of TCM required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Tao Invest III and Tao Invest V acquired the shares of Common Stock to which this Schedule 13D relates pursuant to a Business Combination Agreement, dated August 9, 2021 (the “Business Combination Agreement”), by and among Environmental Impact Acquisition Corp. (“ENVI”), Honey Bee Merger Sub, Inc., a Delaware corporation (“ENVI Merger Sub”), and GreenLight Biosciences, Inc., a Delaware corporation (“GreenLight”). Pursuant to the Business Combination Agreement, ENVI Merger Sub merged with and into GreenLight, with Greenlight as the surviving company in the Merger, and GreenLight became a wholly owned subsidiary of ENVI (the “ENVI Merger”). The ENVI Merger closed on February 2, 2022 (the “ENVI Closing”).

Pursuant to the Business Combination Agreement, at the effective time of the ENVI Merger (the “ENVI Effective Time”), each outstanding share of capital stock of GreenLight (other than treasury shares and shares with respect to which appraisal rights under the Delaware General Corporation Law were properly exercised and not withdrawn) were exchanged for shares of Class A common stock, par value $0.0001 per share, of ENVI, based on an implied GreenLight equity value of $1.2 billion, on the terms and subject to the conditions set forth in the Business Combination Agreement and certain related agreements.

At the ENVI Effective Time, the 4,013,919 shares of GreenLight Common Stock held by Tao Invest III and Tao Invest V were automatically converted into 2,671,664 of ENVI.

In connection with the Merger, ENVI changed its name to Greenlight Biosciences Holdings, PBC.

The description of the Merger Agreement (as defined below), and the Contribution and Exchange Agreements (as defined below) included below in response to Item 4 are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

The shares of Common Stock were originally acquired by the Reporting Persons for investment purposes with the aim of increasing the value of their investments in the Issuer.

Merger Agreement

On May 29, 2023, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with SW ParentCo, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, (a) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Common Stock, other than shares of Common Stock held by certain stockholders of the Company, including Tao Invest III and Tao Invest V, that have entered into the Contribution and Exchange Agreements whereby they have agreed to contribute to Parent their shares of Common Stock (such shares of Common Stock, collectively, the “Rollover Shares”, and such shareholders of the Company holding Rollover Shares, collectively, the “Rollover Stockholders”, each a “Rollover Stockholder”) and the shares of Common Stock held by Parent and Merger Sub and certain other shares specified in the Merger Agreement (together with the Rollover Shares, the “Excluded Shares”), at a purchase price of US$0.30 per share of Common Stock (the “Offer Price”), (b) immediately following the consummation of the Offer, each of the Rollover Stockholders will contribute their Rollover Shares to Parent (the “Rollover”) and (c) as soon as practicable following the consummation of the Merger, but following the consummation of the Rollover, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, will be cancelled and converted into the right to receive the Offer Price in cash per share without interest and net of any applicable withholding taxes. The Excluded Shares will be automatically cancelled and cease to exist, without payment of any consideration or distribution therefor.

The Offer will initially remain open for 20 business days (as calculated in accordance with Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended) from (and including) the date of commencement of the Offer. If at the scheduled expiration time of the Offer, any condition to the Offer (other than any conditions that by their nature are to be satisfied at the expiration of the Offer, but subject to such conditions remaining capable of being satisfied) has not been satisfied and has not been waived by Parent or Merger Sub (to the extent waivable), Merger Sub may, in its discretion, and Parent may cause Merger Sub to, extend the Offer in accordance with the terms of the Merger Agreement to permit the satisfaction of all Offer conditions. The obligation of Merger Sub to consummate the Offer is subject to the satisfaction or waiver of conditions, including, among others, there being a number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined in section 251(h)(6) of the Delaware General Corporate Law (the “DGCL”)), together with any shares of Company Common Stock otherwise owned by Merger Sub or its “affiliates” (as defined in section 251(h)(6) of the DGCL) that do not represent at least (a) a majority of the outstanding Company Common Stock, not otherwise owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) or the Rollover Stockholders, (as defined below) and (b) the number of the shares of Company Common Stock outstanding immediately following the consummation of the Offer that, together with the shares of Company Common Stock owned by Merger Sub, its “affiliates” (as defined in section 251(h)(6) of the DGCL) and the Rollover Stockholders, equals at least such percentage of the shares of Company Common Stock, and of each class or series thereof, that would be required to adopt the Merger Agreement under the DGCL and the Company’s organizational documents.

The Merger Agreement provides for a 30-day “go-shop” period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on June 28, 2023, during which period the Company and its representatives are permitted to actively initiate, solicit, knowingly facilitate or encourage alternative acquisition proposals from third parties and to provide information to, and participate in discussions and engage in negotiations with, third parties regarding any alternative acquisition proposals. After such 30-day go-shop period and subject to certain exceptions, the Company will be subject to a customary “no-shop” provision whereby it is prohibited from (i) entering into solicitations, discussions or negotiations concerning, or providing confidential information in connection with, any alternative transaction and (ii) withholding, withdrawing, qualifying, amending or modifying the Company Recommendation in a manner adverse to Parent.

The “no shop” provision allows the Company, under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, to provide non-public information and engage in discussions and negotiations with respect to an unsolicited acquisition proposal that constitutes or is reasonably expected to lead to an alternative transaction that the Board (as defined below) (or an authorized committee thereof, including the Special Committee (as defined below)) determines would be more favorable, from a financial point of view, to the Company’s stockholders than the Merger and in the best interests of those materially affected by the Company’s conduct (a “Superior Proposal”).

Under certain circumstances and in compliance with certain obligations set forth in the Merger Agreement, the Company is permitted to terminate the Merger Agreement prior to the Acceptance Time (as defined in the Merger Agreement) to accept a Superior Proposal, subject to the payment of an expense reimbursement. The Company is also required to pay an expense reimbursement (A) if Parent terminates because (i) the board of directors of the Company (the “Board”), acting on the recommendation of the Special Committee of the Board (the “Special Committee”), shall have effected an Adverse Recommendation Change (as defined in the Merger Agreement); provided, that Parent must provide notice of termination within five (5) business days of the Adverse Recommendation Change, (ii) the Company materially breaches Section 5.3 of the Merger Agreement, (iii) the

Company fails to recommend against a competing tender or exchange offer within ten (10) business days thereof, (iv) the Company fails to publicly affirm the Company Recommendation in favor of the Offer within ten (10) business days of a request from Parent (when permitted to make such a request under the Merger Agreement), or (v) the Acceptance Time has not occurred by February 29, 2024 (or as extended in accordance with the Merger Agreement) if as of such time Parent could have terminated the Merger Agreement pursuant to any of clauses (i) through (iv) immediately above or (B) if, following the date of the Merger Agreement, (i) an alternative acquisition proposal is publicly announced and has not been withdrawn prior to termination of the Merger Agreement, (ii) (x) Parent terminates the Merger Agreement because the Company breaches any of its representations or warranties, or fails to perform any of its covenants or agreements contained in the Merger Agreement, in any such case, which gives rise to the failure of certain offer conditions in the Merger Agreement (and such breach is not cured within 20 business days thereof or is not capable of being cured), or (y) either party terminates the Merger Agreement because the Offer has expired as a result of the non-satisfaction of one or more offer conditions or has been terminated or withdrawn and (iii) within 12 months after termination, the Company consummates any alternative transaction or enters into a definitive agreement providing for an alternative transaction. In no event would the Company be required to pay an expense reimbursement fee on more than one occasion. The Company’s expense reimbursement obligation cannot exceed $1,575,000.

If the Acceptance Time occurs, the Company must reimburse Parent for all of its fees and expenses relating to the Merger Agreement, the Note Purchase Agreement, the Contribution and Exchange Agreements and the transactions contemplated thereby, including the Offer and the Merger, without any cap.

If the Merger is effected, the Issuer’s Common Stock will be delisted from the NASDAQ Capital Market and the Issuer’s obligation to file periodic reports under the Act will terminate, and the Issuer will be privately held.

Contribution and Exchange Agreement

In connection with the transactions contemplated by the Merger Agreement, Parent entered into with each of the Rollover Stockholders, including each of Tao Invest III and Tao Invest V, a Contribution and Exchange Agreement pursuant to each Rollover Stockholder agreed to contribute its Rollover Shares to Parent in exchange for shares of Series A-2 Preferred Stock, par value $0.001 per share of Parent including (i)Tao Invest III which agreed to contribute its 834,817 Rollover Shares to Parent, and (ii) Tao Invest V which agreed to contribute its 1,836,847 Rollover Shares to Parent in exchange for shares of Series A-2 Preferred Stock. The Contribution and Exchange Agreement will terminate upon the first to occur of the consummation of the Merger, the date and time that the Merger Agreement is terminated in accordance with its terms and the date and time that the Board or the Special Committee make an Adverse Recommendation Change in accordance with the Merger Agreement.

The foregoing descriptions of the Merger Agreement and the Contribution and Exchange Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13D and of the Contribution and Exchange Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D, each of which is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

(c)	Other than as disclosed herein, the Reporting Persons have not effected any transactions in shares of the Issuer’s Common Stock during the past 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

As a result of the Reporting Persons’ actions in respect of the Contribution and Exchange Agreement, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” may constitute the following individuals:

Shares Outstanding	151,681,314
Name	Number of Shares (per their forms)	%Ownership
S2G Ventures Fund I, LP	2,087,043	1.38%
S2G Ventures Fund II, LP	8,582,284	5.66%
S2G Builders Food & Agriculture Fund III, LP	11,551,245	7.62%
Builders GRNA Holdings, LLC	127,551	0.08%
Morningside Venture Investments Ltd.	15,919,155	10.50%
MVIL, LLC (morningside)	1,000,000	0.66%
Fall Line Endurance Fund, LP	11,452,834	7.55%
Kodiak Venture Partners III, L.P	9,573,157	6.31%
Kodiak III Entrepreneurs Fund, L.P.	236,741	0.16%
Continental Grain Company	2,387,044	1.57%
Conti Greenlight Investors, LP	4,102,198	2.70%
MLS Capital Fund II, L.P.	5,818,575	3.84%
Cormorant Global Heathcare Master Fund, LP	4,751,020	3.13%
Cormorant Private Healthcare Fund II, LP	4,437,639	2.93%
Neglected Climate Opportunities, LLC	4,041,280	2.66%
Rivas Ventures LLC	3,515,333	2.32%
Prelude Ventures LC	3,189,151	2.10%
CG Investments Inc. VI	1,552,500	1.02%
Lewis & Clark Plant Sciences Fund I, LP	1,816,746	1.20%

Lewis & Clark Ventures I, LP	557,632	0.37%
Insud Pharma, S.L.	2,551,020	1.68%
Xeraya Cove Ltd.	1,734,277	1.14%
The Board of Trustees of the LeLand Stanford Junior University	1,687,374	1.11%
Alexandria Venture Investments, LLC	1,609,909	1.06%
Boscolo Intervest Limited	1,520,408	1.00%
Macro Continental, Inc.	1,416,895	0.93%
Malacca Jitra PTE Inc.	1,368,301	0.90%
Cummings Foundation, Inc.	1,275,510	0.84%
Grupo Ferrer Internacional, S.A.	1,094,248	0.72%
Sage Hill Investors	1,000,000	0.66%
Serum Institute	1,000,000	0.66%
Tao Invest III LLC	834,817	0.55%
Tao Invest V	1,836,847	1.21%
Series GreenLight 2, a separate series of BlueIO Growth LLC	569,423	0.38%
Series Greenlight, a separate series of BlueIO Growth LLC	500,890	0.33%
New Stuff LLC	500,000	0.33%
New Stuff Deux LLC	306,112	0.20%
Lupa Investment Holdings, LP	367,369	0.24%
RPB Ventures, LLC	300,000	0.20%
Velocity Financial Group	292,186	0.19%
David Brewster	172,500	0.11%
Rosemary Sagar (BlueIO investor)	208,704	0.14%
Michael Ruettgers Revocable Trust as amended and restated	206,629	0.14%
Furneaux Capital Holdco, LLC	188,134	0.12%
Deval Patrick	172,500	0.11%
Samambaia Investments Limited	159,493	0.11%
Carole S. Furneaux	150,000	0.10%
Alfa Holdings, Inc.	100,000	0.07%
Ricardo Sagrera	93,860	0.06%
Michael Steinberg	91,842	0.06%
Rodrigo Aguilar	85,330	0.06%
Roger Richard	69,888	0.05%
Matthew Walker	63,775	0.04%
Dennis Clarke	25,510	0.02%
Eric Anderson	25,510	0.02%
Karthikeyan Ramachandriya	47,000	0.03%
Marta Ortega-Valle	29,798	0.02%
Himanshu Dhamankar	27,255	0.02%
Sweta Gupta	2,329	0.00%
Jason Gillian	28,732	0.02%
Ifeyinwa Iwuchukwu	14,886	0.01%
Nicholas Skizim	26,965	0.02%
Lorenzo Aulisa	2,697	0.00%
Caitlin Macadino	28,821	0.02%
Riverroad Capital Partners	12,010	0.01%
Anna Senczuk	9,984	0.01%
Steve Naugler	8,157	0.01%
Maria Lurantos	4,015	0.00%

TOTAL	120,521,038	79.46%

As a result, the group may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group”. As such, the group may be deemed to beneficially own in the aggregate 120,521,038 shares of Common Stock. The above Common Stock does not include any Common Stock which may be beneficially owned by any of the other parties to the Merger Agreement and Contribution Agreement not listed above. The individuals and/or entities listed in the table in this Item 5 other than the Reporting Persons herein have been notified that such individuals and/or entities may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement and the Contribution and Exchange Agreements and is incorporated herein by reference. A copy of each of the Merger Agreement and the Contribution and Exchange Agreement is included as an exhibit to this Schedule 13D and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Agreement and Plan of Merger, dated May 29, 2023, by and among Issuer, Parent and Merger Sub

Exhibit 99.2	Form of Contribution and Exchange Agreement, dated May 29, 2023, by and among each of the Rollover Stockholders and Parent

Exhibit 99.3	Joint Filing Agreement

Schedules omitted pursuant to Item 601(a)(5) of Regulation S-K.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 8, 2023	Tao Capital Management LP

	By:	/s/ Lori D. Mills
Name: Lori D. Mills
Title: President

Date: June 8, 2023	Tao Invest III LLC

	By:	/s/ Lori D. Mills
Name: Lori D. Mills
Title: President of Tao Capital Management LP, its Manager

Date: June 8, 2023	Tao Invest V LLC

	By:	/s/ Lori D. Mills
Name: Lori D. Mills
Title: President of Tao Capital Management LP, its Manager

Schedule I

Tao Capital Management LP and Tao Capital Management, Inc.

Tao Capital Management, Inc.

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Principal Occupation: Investment

Citizenship: Delaware corporation

Tao Capital Management LP

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Principal Occupation: Investment

Citizenship: Delaware limited partnership

Isaac E. Pritzker

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Principal Occupation: Director of Tao Capital Management Inc.

Citizenship: United States of America

Joseph B. Pritzker

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Principal Occupation: Director of Tao Capital Management Inc.

Citizenship: United States of America

Regan Pritzker

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Principal Occupation: Director of Tao Capital Management Inc.

Citizenship: United States of America

Jacob N. Pritzker

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Principal Occupation: Director of Tao Capital Management Inc.

Citizenship: United States of America

Susan Stowell Pritzker

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Principal Occupation: Director of Tao Capital Management Inc.

Citizenship: United States of America

Lori Mills

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Principal Occupation: President of Tao Capital Management Inc.

Citizenship: United States of America

James Schwaba

1 Letterman Drive, Suite C4-420

San Francisco, CA 94129

Principal Occupation: Chief Financial Officer of Tao Capital Management Inc.

Citizenship: United States of America

(the above persons and entities, collectively the “Managers”)

Tao Capital Management, Inc. is the general partner of Tao Capital Management, LP.

During the last five years, none of the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Managers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such.